FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of June 2006
                           --------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
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     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES [_]    NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.

On June 20, 2006, our principal shareholder, Willi-Food Investments Ltd., reported the following to the Tel Aviv Stock Exchange and Israeli Securities Authority, as required by Israeli law:

The Registrant is currently examining the possibility of raising funds through a private placement from investors in the United States. For that purpose, the Registrant has engaged a U.S. investment bank as its placement agent to assist it in the process. The Registrant is presently discussing the potential private placement with potential investors in the United States.

The amount to be raised in such a private placement has not been finalized, and there is no assurance that the private placement will in fact be completed. It is the intention of the Registrant that the proceeds from such private placement would be used for the expansion of the Registrant's activities.

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This announcement shall not be deemed an offer of securities or a solicitation of an offer to buy securities of the Registrant. The securities that may be offered in such transaction will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold absent registration or an applicable exemption from the registration requirements of such Act.

SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  June 20, 2006

                                                By: /s/ Joseph Williger
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                                                Joseph Williger
                                                Chief Executive Officer